

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

João Vitor N. Menin T. de Souza
Chief Executive Officer
Inter Platform, Inc.
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131

      Re: Inter Platform, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form F-4
          Submitted on October 4, 2021
          CIK No. 0001864163

Dear Mr. N. Menin T. de Souza:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-4

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
December 31, 2020 Compared with December 31, 2019, page 122

1.   Please revise your next amendment to include more fulsome disclosure regarding 'Other Administrative Expenses' in MD&A. We note you included just a narrative discussion on pages 123-4 and 126. Please consider adding a table breaking out material expense line items within MD&A - similar to the table included in Note 31 on page F-77 - and discuss material changes from period-to-period.

Consolidated Income Statements, page F-4

2.   Please revise your next amendment to include a summary line item for total other expenses directly above the 'Profit/(loss) before income tax' line item. Refer to paragraphs 97-104 of IAS 1.

Financial Statements and Related Information
Notes to the Consolidated Financial Statements
Note 4. Significant Accounting Policies
iii. Derivatives, page F-19

3.   We note that you continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2020. Please tell us why you have not yet adopted IFRS 9 given the January 1, 2018 adoption date.

   You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Francesa Odell